FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of July, 2023 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - June 2023 Earnings presentation (Supplementary information)

Earnings presentation: Supplementary information — H1’23 26 July 2023

2 Important information Non-IFRS and alternative performance measures This presentation contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non- IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non- IFRS measures differently, thus making them less useful for comparison purposes. APMs using ESG labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2022 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 1 March 2023 (https://www.santander.com/content/dam/santander- com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2023/sec-2022-annual-20-f-2022-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q2 2023 Financial Report, published on 26 July 2023 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results). Underlying measures, which are included in this document, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Non-financial information This presentation contains, in addition to financial information, non-financial information (NFI), including environmental, social and governance-related metrics, statements, goals, commitments and opinions. NFI is included to comply with Spanish Act 11/2018 on non-financial information and diversity and to provide a broader view of our impact. NFI is not audited nor reviewed by an external auditor. NFI is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. NFI is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only and without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law. Forward-looking statements Santander hereby warns that this presentation contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results to differ materially from those anticipated, expected, projected or assumed in forward-looking statements.

3 Important information The following important factors (and others described elsewhere in this presentation and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: (1) general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the war in Ukraine or the COVID-19 pandemic in the global economy) in areas where we have significant operations or investments; (2) climate-related conditions, regulations, policies, targets and weather events; (3) exposure to various market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); (4) potential losses from early loan repayment, collateral depreciation or counterparty risk; (5) political instability in Spain, the UK, other European countries, Latin America and the US; (6) legislative, regulatory or tax changes (including regulatory capital and liquidity requirements), especially in view of the UK´s exit from the European Union and increased regulation prompted by financial crises; (7) acquisition integration challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; (8) our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; (9) uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; and (10) changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrades for the entire group or core subsidiaries. Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations, regulatory requirements and internal policies, including those related to climate-related initiatives. Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this presentation, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Not a securities offer This presentation and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this presentation should be taken as a profit and loss forecast. Third Party Information In this presentation, Santander relies on and refers to certain information and statistics obtained from publicly-available information and third-party sources, which it believes to be reliable. Neither Santander nor its directors, officers and employees have independently verified the accuracy or completeness of any such publicly-available and third-party information, make any representation or warranty as to the quality, fitness for a particular purpose, non-infringement, accuracy or completeness of such information or undertake any obligation to update such information after the date of this presentation. In no event shall Santander be liable for any use by any party of, for any decision made or action taken by any party in reliance upon, or for inaccuracies or errors in, or omission from, such publicly-available and third-party information contained herein. Any sources of publicly-available information and third-party information referred or contained herein retain all rights with respect to such information and use of such information herein shall not be deemed to grant a license to any third party.

4 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Quarterly income statements Glossary

Santander's capital levels, both phased-in and fully loaded, exceed minimum regulatory requirements

SREP capital requirements and MDA*



Jun-23
13.33%
16.03%
T2
AT1
G-SIB buffer²
CCoB
Pillar 2 R
Pillar 1
2.40%
1.80%
1.00%
2.50%
0.89%
4.50%
+270bps
+277bps
+316bps
CCyB,¹
0.25%
2.32%
1.40%
12.30%
T2
AT1
CET1
Regulatory Requirement 2023
Group ratios Jun-23

- The minimum CET1 to be maintained by the Group is 9.14%
- As of Jun-23, the distance to the MDA is 270bps[3] and the CET1 management buffer is 316bps

Assumed capital requirements (fully-loaded)**



Jun-23
13.33%
15.93%
>15%
T2
AT1
G-SIB buffer²
CCoB
Pillar 2 R
Pillar 1
2.40%
1.80%
1.00%
2.50%
0.89%
4.50%
+260bps
+270bps
+310bps
CCyB,¹
0.25%
2.29%
1.40%
12.24%
2.00%
1.50%
11-12%
T2
AT1
CET1
Assumed regulatory requirement 2023
Group ratios Jun-23
Medium-term target ratios

- AT1 and T2 ratios are planned to be close to 1.5% and 2.0% of RWAs respectively

* The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Capital Requirements Regulation (CRR2) and subsequent modifications introduced by Regulation 2020/873 of the European Union. Total phased-in capital ratios include the transitory treatment according to chapter 4, title 1, part 10 of the CRR2.

** Fully-loaded CRR and fully-loaded IFRS 9.

(1) Estimated countercyclical buffer as of Jun-23.

(2) According to recent a resolution draft from Banco de España, our D-SIB buffer is expected to increase from 1% to 1.25% from January 2024 following a change in methodology. Institutions must hold capital at the consolidated level for the higher of the G-SIB and D-SIB requirements. Santander currently applies a 1% CET1 surcharge, globally (G-SIB) and locally (D-SIB), as they are both set at 1%.

(3) MDA trigger = 3.16% - 0.39% - 0.07% = 2.70% (39bps of AT1 shortfall and 7bps of T2 shortfall are covered with CET1).

Santander

5

6 Diversified bond portfolio represents just 7% of total assets Bond portfolio %, Jun-23 ALCO IRRBB €87bn Liquidity portfolio €29bn €116bn SCF 5% Spain 22% UK 4% Poland 11% Portugal 2%US 13% Mexico 16% Brazil 11% Chile 11% Other South America 5% €116bn o/w HTC €63bn (54%) • Bond portfolio represents 7% of total assets • HTC&S duration: 1.3 years • Mark to market impact of the HTC portfolio equivalent to c.2% of total FL CET1

7 Conservative and decentralized liquidity and funding model Very manageable maturity profile€23bn1 issued in public markets in H1’23 (1) Data includes public issuances from all units with period-average exchange rates. Excludes securitizations. (2) Includes Banco Santander, S.A. and Santander International Products PLC. Note: preference shares also includes other AT1 instruments. Spain2 UK DCB Chile US Other € bn, Jun-23 4.0 7.7 1.7 0.1 1.2 1.5 0.2 1.4 0.6 1.7 0.6 0.4 7.4 10.7 3.0 0.0 1.5 Covered bonds Senior Senior non- preferred Preference shares Sub debt € bn, Jun-23 Covered Bonds Senior Non- Preferred Senior Other 2023 2024 2025 2026 >2027 1.2 7.7 4.6 10.2 9.1 16.8 1.2 2.7 9.2 8.6 12.4 17.2 3.9 18.7 14.6 9.7 3.0 16.9 0.6 - 3.4 2.6 1.2 19.5 2027 • Covered bonds include the first ECA covered bond placed in market in Q1’23 (€0.5bn by Banco Santander, S.A) • Other includes issuances in Brazil, Mexico, Poland and Portugal

H1'23 issuances against funding plan

Execution of 2023 funding plan

€ bn, Jun-23

	Hybrids		SNP + Senior		Covered Bonds		TOTAL	
	Plan	Issued	Plan	Issued	Plan	Issued	Plan	Issued
Banco Santander, S.A	0.5 - 1.5	1.5	9-10	7.2	6-7	4.0[1]	15.5 - 18.5	12.7
UK[2]	-	-	3-4	1.2	5-6	1.7	8-10	2.9
SCF	-	-	2-4	1.5	-	-	2-4	1.5
SHUSA	-	-	1-2	1.6	-	-	1-2	1.6
TOTAL	**0.5 - 1.5**	**1.5**	**15 - 20**	**11.5**	**11-13**	**5.7**	**26.5 - 34.5**	**18.7**

Banco Santander, S.A.'s 2023 funding plan contemplates the following:

- Fulfilling the 1.5% AT1 and 2% T2 buffers subject to RWA growth
- MREL & TLAC ratios above regulatory requirements
- Liquidity position remains solid, with LCR and NFSR above minimum requirements and ample liquidity buffers
- Frontloading of issuances in the first half of the year, having issued 66% of the funding plan, particularly focused on liquidity issuances

Santander

Note: Issuance plan subject to, amongst other considerations, market conditions and regulatory requirements. Other secured issuances (for example ABS, RMBS, etc.) are not considered in the table above.
(1) No further covered bond issuances are expected as the remaining gap vs. plan has been funded through medium- and long-term repos.
(2) Santander UK's funding plan will likely be lower than originally forecast due to lower balance sheet size, and consequently a smaller commercial gap.

8

9 TLAC/MREL for the Resolution Group headed by Banco Santander, S.A. MREL Jun-23(e)TLAC Jun-23(e) Note: Figures applying the IFRS 9 transitional arrangements. Provisional data. (1) TLAC RWAs are €311bn and leverage exposure (LE) is €874bn. MREL RWAs are €406bn and leverage exposure is €936bn. (2) MREL Requirement based on RWAs from Jan-24: 29.81% + Combined Buffer Requirement (CBR). % and € bn Req. 33.6% Requirement CBR Buffer SNP T2 CET1 Senior AT1 Sub debt % Req. 21.8% Distance to M-MDA €8.8bn 282 bps €17.4bn 199 bps €11.0bn 270 bps €39.7bn 424 bps 18.0% 6.8% 3.8% 2.8% 2.0% 24.6% 8.7% % RWAs % LE 29.8% 11.5% 3.8% 2.7% 4.2% 36.3% 15.7% % RWAs % LE 76.8 8.0 11.1 3.7 27.3 20.4 147.3 MREL instruments

10 Well-funded, diversified, prudent and highly liquid balance sheet (large % contribution from customer deposits), reflected in solid liquidity ratios Liquidity Balance Sheet Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances). (1) Provisional data. (2) UK: Ring-fenced bank; Spain: since Dec-22 Banco Santander, S.A. standalone. ST Funding Securitizations and others Loans and advances to customers Fixed assets & other Customer deposits M/LT debt issuances € bn, Jun-23 Equity and other liabilitiesFinancial assets 339 48 96 166 1,045 195 58 1,014 1,481 1,481 Assets Liabilities Net Stable Funding Ratio (NSFR) Jun-23 Mar-23 Mar-23 Spain 2 153% 139% 115% UK 2 154% 156% 135% Portugal 129% 132% 116% Poland 208% 187% 153% US 142% 133% 112% Mexico 196% 205% 115% Brazil 137% 126% 114% Chile 180% 185% 116% Argentina 231% 230% 195% SCF 231% 264% 110% Group 158% 152% 121% 1 HQLAs1 HQLA Level 1 307.0 HQLA Level 2 10.3 o/w Level 2A 4.8 o/w Level 2B 5.5 Liquidity Coverage Ratio (LCR) €317bn o/w cash €204bn

11 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Quarterly income statements Glossary

12 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Europe 2.09 2.23 2.46 2.87 3.45 3.82 Spain 1.72 1.77 1.96 2.46 3.31 3.80 United Kingdom 2.25 2.33 2.46 2.71 2.94 3.16 Portugal 1.46 1.48 1.69 2.37 3.33 4.03 Poland 4.64 6.22 7.28 7.64 8.26 8.42 North America 7.32 7.62 8.13 8.75 9.46 10.08 US 6.25 6.39 6.89 7.35 7.88 8.44 Mexico 10.42 11.07 11.81 12.80 13.72 14.25 South America 12.91 14.72 14.60 13.94 14.04 14.15 Brazil 14.36 14.89 14.83 14.90 15.16 15.13 Chile 10.04 14.44 13.35 11.70 9.84 10.12 Argentina 24.39 28.80 34.39 37.44 40.29 43.03 Digital Consumer Bank 4.02 4.00 4.02 4.28 4.72 4.99 Yield on loans (%)

13 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Europe 0.08 0.14 0.25 0.53 0.81 1.03 Spain 0.05 0.05 0.09 0.22 0.53 0.72 United Kingdom 0.12 0.21 0.35 0.79 1.10 1.37 Portugal 0.01 0.02 0.02 0.04 0.14 0.26 Poland 0.16 0.49 1.00 1.58 1.75 1.89 North America 0.73 0.88 1.22 1.87 2.68 3.08 US 0.09 0.22 0.50 1.07 1.67 1.90 Mexico 2.39 2.58 3.08 3.91 4.98 5.44 South America 5.21 6.57 8.13 8.20 9.10 9.23 Brazil 6.12 7.19 8.49 8.60 8.99 8.87 Chile 1.70 3.12 4.39 4.79 4.82 5.15 Argentina 13.62 17.65 22.86 28.10 29.55 36.13 Digital Consumer Bank 0.22 0.26 0.39 0.71 1.05 1.38 Cost of deposits (%)

14 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Quarterly income statements Glossary

15 Exposure ¹ Coverage Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Stage 1 967 998 1,030 1,004 1,005 1,011 0.5% 0.5% 0.5% 0.4% 0.4% 0.4% Stage 2 68 66 70 69 72 75 8.0% 8.5% 7.7% 7.7% 7.4% 7.2% Stage 3 36 34 36 35 34 35 41.0% 40.1% 41.0% 40.8% 40.1% 41.0% Stage coverage 1) Exposure subject to impairment in EUR bn. Additionally, customer loans not subject to impairment recorded at mark to market with changes through P&L (EUR 22 bn in March 2022, EUR 23 bn in June 2022, EUR 21 bn in September 2022, EUR 16 bn in December 2022, EUR 17 bn in March 2023 and EUR 18 bn in June 2023).

16 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Europe 3.01 2.63 2.58 2.37 2.35 2.35 Spain 4.47 3.83 3.69 3.27 3.19 3.11 United Kingdom 1.42 1.17 1.16 1.21 1.27 1.32 Portugal 3.42 3.33 3.03 2.99 3.05 3.09 Poland 3.50 3.45 3.63 3.80 3.66 3.74 North America 2.83 2.71 2.79 3.03 2.95 3.23 US 2.75 2.64 2.92 3.25 3.13 3.46 Mexico 3.09 2.95 2.34 2.32 2.39 2.60 South America 5.05 5.39 5.54 6.20 5.99 5.88 Brazil 5.68 6.34 6.63 7.57 7.34 7.00 Chile 4.70 4.70 4.63 4.99 4.75 4.95 Argentina 3.21 2.48 2.13 2.08 2.08 1.92 Digital Consumer Bank 2.27 2.22 2.20 2.06 2.05 2.04 TOTAL GROUP 3.26 3.05 3.08 3.08 3.05 3.07 NPL ratio (%)

17 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Europe 49.1 50.2 49.7 51.8 51.2 51.1 Spain 50.4 49.4 49.3 51.0 50.2 50.7 United Kingdom 26.1 32.9 32.4 33.8 33.1 32.0 Portugal 72.8 74.3 76.3 79.3 80.3 81.8 Poland 78.5 76.0 74.8 74.0 75.2 74.0 North America 110.5 111.4 102.7 93.3 94.9 90.0 US 122.2 121.0 102.8 90.3 91.5 85.6 Mexico 79.5 84.1 102.7 106.6 108.5 106.3 South America 92.2 86.9 84.7 76.0 76.3 77.8 Brazil 101.1 92.3 89.2 79.5 79.5 82.7 Chile 60.7 60.4 60.3 56.3 59.2 56.2 Argentina 161.7 171.1 179.0 180.4 169.4 163.1 Digital Consumer Bank 99.4 97.4 95.6 92.8 93.5 94.5 TOTAL GROUP 69.5 70.6 69.7 67.5 67.9 68.4 NPL coverage ratio (%)

18 Spain, 18.8% UK, 4.5% Portugal, 4.3% Poland, 4.3% Other Europe, 0.1% US, 17.3% Mexico, 5.8% Brazil, 26.8% Chile, 5.8% Argentina, 0.9% Other South America, 0.9% Digital Consumer Bank, 10.4% Spain, 25.9% UK, 9.8% Portugal, 3.7% Poland, 4.0% Other Europe, 0.3% US, 14.1% Mexico, 3.8% Brazil, 22.6% Chile, 7.2% Argentina, 0.4% Other South America, 0.7% Digital Consumer Bank, 7.6% Loan-loss allowancesCredit impaired loans Credit impaired loans and loan-loss allowances. Breakdown by operating areas. June 2023

19 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Europe 0.37 0.37 0.36 0.39 0.42 0.42 Spain 0.88 0.79 0.71 0.61 0.62 0.62 United Kingdom (0.08) (0.02) 0.02 0.12 0.12 0.11 Portugal 0.03 (0.05) (0.12) 0.04 0.06 0.10 Poland 0.65 0.95 1.07 1.43 1.71 1.87 North America 0.93 1.09 1.12 1.49 1.62 1.70 US 0.49 0.78 0.87 1.35 1.52 1.57 Mexico 2.22 2.05 1.86 1.95 1.98 2.13 South America 2.73 2.97 3.11 3.32 3.39 3.32 Brazil 3.94 4.26 4.46 4.79 4.84 4.74 Chile 0.83 0.89 0.87 0.93 0.95 0.88 Argentina 3.31 3.07 2.88 2.91 2.97 3.46 Digital Consumer Bank 0.44 0.44 0.43 0.45 0.48 0.54 TOTAL GROUP 0.77 0.83 0.86 0.99 1.05 1.08 Cost of risk (%) NOTE: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months.

20 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Quarterly income statements Glossary

21 GRUPO SANTANDER (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 8,855 9,554 10,051 10,159 10,185 10,735 +5.4% 18,409 20,920 +13.6% Net fee income 2,812 3,040 3,015 2,923 3,043 3,060 +0.6% 5,852 6,103 +4.3% Gains (losses) on financial transactions and other 638 221 443 443 707 504 -28.7% 859 1,211 +41.0% Total revenue 12,305 12,815 13,509 13,525 13,935 14,299 +2.6% 25,120 28,234 +12.4% Operating expenses (5,535) (5,900) (6,160) (6,308) (6,145) (6,334) +3.1% (11,435) (12,479) +9.1% Net operating income 6,770 6,915 7,349 7,217 7,790 7,965 +2.2% 13,685 15,755 +15.1% Net loan-loss provisions (2,101) (2,634) (2,756) (3,018) (2,873) (2,898) +0.9% (4,735) (5,771) +21.9% Other gains (losses) and provisions (498) (537) (747) (710) (822) (833) +1.3% (1,035) (1,655) +59.9% Profit before tax 4,171 3,744 3,846 3,489 4,095 4,234 +3.4% 7,915 8,329 +5.2% Consolidated profit 2,869 2,672 2,682 2,541 2,865 2,970 +3.7% 5,541 5,835 +5.3% Attributable profit 2,543 2,351 2,422 2,289 2,571 2,670 +3.9% 4,894 5,241 +7.1%

22 GRUPO SANTANDER (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 8,968 9,243 9,618 10,138 10,149 10,771 +6.1% 18,211 20,920 +14.9% Net fee income 2,848 2,952 2,910 2,950 3,040 3,063 +0.8% 5,800 6,103 +5.2% Gains (losses) on financial transactions and other 686 271 510 405 739 472 -36.1% 957 1,211 +26.5% Total revenue 12,502 12,466 13,039 13,493 13,927 14,307 +2.7% 24,968 28,234 +13.1% Operating expenses (5,557) (5,730) (5,929) (6,331) (6,128) (6,351) +3.7% (11,287) (12,479) +10.6% Net operating income 6,945 6,736 7,110 7,162 7,800 7,955 +2.0% 13,681 15,755 +15.2% Net loan-loss provisions (2,176) (2,590) (2,686) (2,992) (2,886) (2,885) -0.0% (4,766) (5,771) +21.1% Other gains (losses) and provisions (486) (496) (714) (705) (822) (833) +1.4% (981) (1,655) +68.6% Profit before tax 4,283 3,650 3,710 3,465 4,092 4,237 +3.6% 7,933 8,329 +5.0% Consolidated profit 2,942 2,604 2,593 2,528 2,859 2,976 +4.1% 5,546 5,835 +5.2% Attributable profit 2,608 2,282 2,330 2,272 2,563 2,678 +4.5% 4,890 5,241 +7.2%

23 Europe (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 2,839 2,981 3,179 3,567 3,597 3,968 +10.3% 5,820 7,565 +30.0% Net fee income 1,154 1,162 1,125 1,051 1,168 1,076 -7.9% 2,316 2,244 -3.1% Gains (losses) on financial transactions and other 312 134 388 139 406 249 -38.6% 446 655 +46.9% Total revenue 4,305 4,276 4,692 4,757 5,171 5,293 +2.4% 8,581 10,464 +21.9% Operating expenses (2,060) (2,104) (2,132) (2,227) (2,167) (2,215) +2.2% (4,164) (4,382) +5.3% Net operating income 2,245 2,172 2,559 2,530 3,004 3,078 +2.5% 4,417 6,081 +37.7% Net loan-loss provisions (515) (631) (614) (636) (642) (646) +0.6% (1,146) (1,289) +12.4% Other gains (losses) and provisions (236) (342) (562) (488) (516) (389) -24.6% (578) (905) +56.5% Profit before tax 1,494 1,199 1,384 1,405 1,846 2,042 +10.6% 2,693 3,888 +44.4% Consolidated profit 1,073 867 1,011 1,038 1,269 1,428 +12.6% 1,940 2,697 +39.0% Attributable profit 1,018 821 998 973 1,189 1,347 +13.3% 1,839 2,536 +37.9%

24 Europe (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 2,786 2,943 3,158 3,565 3,617 3,947 +9.1% 5,729 7,565 +32.0% Net fee income 1,151 1,159 1,125 1,052 1,171 1,073 -8.4% 2,309 2,244 -2.8% Gains (losses) on financial transactions and other 312 133 386 138 405 249 -38.6% 445 655 +47.0% Total revenue 4,249 4,235 4,668 4,754 5,194 5,269 +1.4% 8,484 10,464 +23.3% Operating expenses (2,031) (2,082) (2,118) (2,222) (2,175) (2,207) +1.4% (4,114) (4,382) +6.5% Net operating income 2,218 2,152 2,550 2,532 3,019 3,063 +1.4% 4,370 6,081 +39.2% Net loan-loss provisions (512) (630) (613) (639) (646) (643) -0.4% (1,142) (1,289) +12.9% Other gains (losses) and provisions (233) (339) (565) (485) (517) (388) -25.1% (572) (905) +58.2% Profit before tax 1,473 1,184 1,373 1,409 1,856 2,032 +9.5% 2,656 3,888 +46.4% Consolidated profit 1,057 857 1,003 1,041 1,276 1,421 +11.3% 1,913 2,697 +41.0% Attributable profit 1,002 810 989 975 1,195 1,341 +12.2% 1,811 2,536 +40.0%

25 Spain (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 998 1,017 1,119 1,405 1,460 1,701 +16.5% 2,015 3,161 +56.9% Net fee income 745 730 697 646 752 661 -12.0% 1,475 1,413 -4.3% Gains (losses) on financial transactions and other 278 169 306 125 335 204 -39.3% 447 539 +20.6% Total revenue 2,021 1,916 2,121 2,175 2,547 2,566 +0.7% 3,937 5,113 +29.9% Operating expenses (972) (971) (997) (1,057) (1,014) (1,025) +1.2% (1,943) (2,039) +4.9% Net operating income 1,049 945 1,124 1,118 1,533 1,540 +0.5% 1,994 3,074 +54.2% Net loan-loss provisions (391) (416) (421) (390) (415) (389) -6.3% (807) (803) -0.4% Other gains (losses) and provisions (139) (144) (110) (147) (379) (212) -44.2% (283) (591) +109.1% Profit before tax 519 385 593 581 739 940 +27.2% 904 1,679 +85.8% Consolidated profit 365 287 452 456 466 666 +42.7% 652 1,132 +73.6% Attributable profit 365 287 452 456 466 666 +42.7% 652 1,132 +73.6%

26 United Kingdom (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 1,192 1,227 1,277 1,297 1,283 1,300 +1.3% 2,418 2,583 +6.8% Net fee income 92 110 93 95 83 84 +2.1% 202 167 -17.3% Gains (losses) on financial transactions and other 7 6 28 (4) 2 6 +155.8% 13 9 -32.8% Total revenue 1,291 1,342 1,397 1,388 1,368 1,391 +1.7% 2,633 2,759 +4.8% Operating expenses (672) (677) (660) (677) (674) (689) +2.2% (1,348) (1,363) +1.1% Net operating income 620 666 738 710 694 702 +1.1% 1,285 1,395 +8.6% Net loan-loss provisions (51) (74) (109) (82) (59) (44) -26.0% (125) (103) -17.5% Other gains (losses) and provisions (66) (99) (88) (264) (92) (73) -21.2% (165) (165) -0.0% Profit before tax 503 492 540 365 542 585 +7.9% 995 1,127 +13.3% Consolidated profit 375 361 402 257 395 423 +7.0% 736 818 +11.2% Attributable profit 375 361 402 257 395 423 +7.0% 736 818 +11.2%

27 United Kingdom (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 1,138 1,187 1,246 1,286 1,293 1,290 -0.2% 2,325 2,583 +11.1% Net fee income 88 106 91 94 83 84 +0.6% 194 167 -14.0% Gains (losses) on financial transactions and other 7 6 27 (4) 2 6 +153.0% 12 9 -30.1% Total revenue 1,233 1,299 1,364 1,376 1,379 1,380 +0.1% 2,532 2,759 +9.0% Operating expenses (641) (655) (645) (672) (679) (684) +0.7% (1,296) (1,363) +5.2% Net operating income 592 644 720 704 699 696 -0.5% 1,235 1,395 +12.9% Net loan-loss provisions (49) (72) (106) (81) (60) (43) -27.4% (120) (103) -14.2% Other gains (losses) and provisions (63) (96) (86) (258) (93) (72) -22.6% (159) (165) +4.0% Profit before tax 480 477 527 365 546 581 +6.3% 956 1,127 +17.8% Consolidated profit 358 349 393 257 398 420 +5.4% 707 818 +15.6% Attributable profit 358 349 393 257 398 420 +5.4% 707 818 +15.6%

28 United Kingdom (GBP mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 997 1,040 1,092 1,127 1,133 1,130 -0.2% 2,037 2,263 +11.1% Net fee income 77 93 80 82 73 73 +0.6% 170 146 -14.0% Gains (losses) on financial transactions and other 6 5 24 (4) 2 5 +153.0% 11 8 -30.1% Total revenue 1,080 1,138 1,195 1,206 1,208 1,209 +0.1% 2,218 2,417 +9.0% Operating expenses (562) (574) (565) (589) (595) (599) +0.7% (1,136) (1,195) +5.2% Net operating income 518 564 631 617 613 610 -0.5% 1,082 1,223 +12.9% Net loan-loss provisions (43) (63) (93) (71) (52) (38) -27.4% (105) (91) -14.2% Other gains (losses) and provisions (55) (84) (76) (226) (82) (63) -22.6% (139) (145) +4.0% Profit before tax 420 418 462 320 479 509 +6.3% 838 987 +17.8% Consolidated profit 314 306 344 225 349 368 +5.4% 620 717 +15.6% Attributable profit 314 306 344 225 349 368 +5.4% 620 717 +15.6%

29 Portugal (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 170 171 175 231 261 314 +20.3% 340 575 +68.8% Net fee income 122 123 121 118 124 111 -10.2% 245 235 -3.9% Gains (losses) on financial transactions and other 41 (13) 23 13 20 (6) — 28 14 -50.0% Total revenue 333 281 320 362 405 419 +3.4% 613 824 +34.4% Operating expenses (125) (125) (125) (126) (132) (132) +0.1% (251) (265) +5.6% Net operating income 207 155 194 237 273 286 +4.9% 363 559 +54.2% Net loan-loss provisions (8) (3) 2 (8) (14) (20) +51.4% (11) (34) +214.5% Other gains (losses) and provisions 15 (40) 1 23 1 (42) — (24) (41) +68.7% Profit before tax 215 112 196 252 261 223 -14.3% 327 484 +47.9% Consolidated profit 148 78 136 174 180 142 -21.0% 226 322 +42.4% Attributable profit 148 77 135 174 180 142 -21.2% 225 321 +42.6%

30 Poland (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 407 486 530 552 586 623 +6.4% 894 1,209 +35.3% Net fee income 138 130 135 125 145 144 -0.7% 268 289 +7.8% Gains (losses) on financial transactions and other (35) (37) 24 18 (2) 13 — (72) 12 — Total revenue 511 579 690 695 729 780 +7.1% 1,090 1,509 +38.4% Operating expenses (166) (173) (171) (182) (197) (207) +5.0% (339) (405) +19.4% Net operating income 345 406 519 512 531 573 +7.9% 751 1,105 +47.0% Net loan-loss provisions (64) (138) (88) (150) (151) (191) +26.3% (202) (343) +69.8% Other gains (losses) and provisions (46) (60) (363) (85) (44) (61) +38.2% (106) (105) -0.3% Profit before tax 236 208 68 277 336 321 -4.5% 444 657 +48.0% Consolidated profit 167 142 33 200 247 236 -4.6% 309 484 +56.4% Attributable profit 112 95 22 134 167 155 -7.2% 207 321 +55.0%

31 Poland (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 407 489 543 563 597 612 +2.6% 896 1,209 +34.9% Net fee income 138 131 139 128 148 141 -4.3% 269 289 +7.5% Gains (losses) on financial transactions and other (35) (37) 24 18 (2) 14 — (72) 12 — Total revenue 510 583 705 709 742 767 +3.3% 1,093 1,509 +38.1% Operating expenses (166) (174) (175) (186) (201) (204) +1.2% (340) (405) +19.1% Net operating income 345 409 530 522 541 563 +4.1% 753 1,105 +46.7% Net loan-loss provisions (64) (139) (90) (153) (154) (188) +22.2% (202) (343) +69.4% Other gains (losses) and provisions (46) (60) (367) (87) (45) (60) +33.8% (106) (105) -0.6% Profit before tax 235 209 73 282 342 315 -8.0% 445 657 +47.6% Consolidated profit 167 143 36 204 252 231 -8.2% 310 484 +56.0% Attributable profit 112 96 24 137 170 151 -10.7% 208 321 +54.6%

32 Poland (PLN mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 1,881 2,261 2,510 2,602 2,759 2,830 +2.6% 4,142 5,589 +34.9% Net fee income 637 605 641 591 682 653 -4.3% 1,242 1,335 +7.5% Gains (losses) on financial transactions and other (160) (172) 109 82 (9) 62 — (332) 54 — Total revenue 2,359 2,693 3,260 3,275 3,432 3,545 +3.3% 5,052 6,977 +38.1% Operating expenses (766) (805) (810) (861) (930) (941) +1.2% (1,571) (1,870) +19.1% Net operating income 1,593 1,889 2,451 2,415 2,502 2,604 +4.1% 3,482 5,107 +46.7% Net loan-loss provisions (294) (641) (417) (708) (713) (871) +22.2% (935) (1,584) +69.4% Other gains (losses) and provisions (211) (279) (1,698) (403) (208) (279) +33.8% (490) (487) -0.6% Profit before tax 1,088 968 335 1,304 1,581 1,454 -8.0% 2,056 3,036 +47.6% Consolidated profit 771 662 164 942 1,165 1,070 -8.2% 1,433 2,235 +56.0% Attributable profit 518 442 110 632 785 700 -10.7% 960 1,485 +54.6%

33 Other Europe (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 72 80 77 83 7 30 +343.8% 152 37 -75.8% Net fee income 56 69 79 68 65 75 +15.3% 126 140 +11.9% Gains (losses) on financial transactions and other 21 9 7 (13) 50 32 -35.4% 30 82 +172.7% Total revenue 149 158 164 138 122 137 +12.9% 307 259 -15.7% Operating expenses (125) (158) (179) (185) (150) (161) +7.8% (282) (311) +10.0% Net operating income 24 1 (15) (47) (28) (24) -14.3% 25 (52) — Net loan-loss provisions (1) (1) 3 (7) (3) (2) -37.3% (2) (6) +230.2% Other gains (losses) and provisions (1) 1 (2) (15) (1) (1) -6.9% (0) (2) — Profit before tax 22 1 (15) (70) (32) (27) -16.4% 23 (59) — Consolidated profit 17 (0) (11) (49) (20) (38) +89.2% 17 (59) — Attributable profit 17 1 (13) (48) (19) (38) +97.7% 18 (57) —

34 Other Europe (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 74 79 74 80 6 30 +374.5% 153 37 -75.9% Net fee income 58 69 77 66 65 75 +16.0% 126 140 +11.2% Gains (losses) on financial transactions and other 21 9 6 (14) 50 32 -34.9% 30 82 +170.5% Total revenue 152 157 158 132 121 138 +14.1% 309 259 -16.2% Operating expenses (127) (157) (175) (181) (149) (162) +8.4% (284) (311) +9.5% Net operating income 26 0 (18) (49) (28) (24) -16.2% 26 (52) — Net loan-loss provisions (1) (1) 3 (7) (3) (2) -37.9% (2) (6) +229.1% Other gains (losses) and provisions (1) 1 (2) (15) (1) (1) -6.7% (0) (2) — Profit before tax 23 0 (17) (71) (33) (27) -18.1% 24 (59) — Consolidated profit 18 (0) (13) (50) (21) (38) +85.8% 18 (59) — Attributable profit 18 0 (14) (49) (19) (38) +93.9% 18 (57) —

35 North America (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 2,131 2,352 2,619 2,603 2,448 2,483 +1.4% 4,483 4,931 +10.0% Net fee income 443 494 513 508 521 555 +6.5% 937 1,077 +14.9% Gains (losses) on financial transactions and other 220 140 108 184 172 237 +38.2% 361 409 +13.4% Total revenue 2,795 2,986 3,240 3,295 3,141 3,276 +4.3% 5,780 6,417 +11.0% Operating expenses (1,260) (1,432) (1,546) (1,632) (1,500) (1,560) +4.0% (2,692) (3,060) +13.6% Net operating income 1,535 1,554 1,694 1,663 1,641 1,716 +4.5% 3,088 3,357 +8.7% Net loan-loss provisions (439) (524) (703) (872) (808) (722) -10.7% (962) (1,530) +59.0% Other gains (losses) and provisions (46) (19) (46) (7) (19) (69) +272.6% (65) (88) +34.1% Profit before tax 1,050 1,011 945 784 815 925 +13.5% 2,061 1,739 -15.6% Consolidated profit 815 782 706 619 640 719 +12.5% 1,596 1,359 -14.8% Attributable profit 806 772 693 607 627 719 +14.6% 1,578 1,346 -14.7%

36 North America (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 2,314 2,407 2,548 2,544 2,458 2,474 +0.6% 4,721 4,931 +4.4% Net fee income 493 516 510 505 526 550 +4.5% 1,009 1,077 +6.7% Gains (losses) on financial transactions and other 226 133 92 175 170 239 +40.0% 360 409 +13.6% Total revenue 3,033 3,057 3,150 3,224 3,154 3,262 +3.4% 6,090 6,417 +5.4% Operating expenses (1,365) (1,465) (1,504) (1,599) (1,504) (1,555) +3.4% (2,830) (3,060) +8.1% Net operating income 1,668 1,592 1,647 1,625 1,650 1,707 +3.4% 3,260 3,357 +3.0% Net loan-loss provisions (480) (536) (684) (851) (809) (721) -10.9% (1,016) (1,530) +50.6% Other gains (losses) and provisions (51) (21) (47) (5) (19) (69) +264.5% (72) (88) +21.3% Profit before tax 1,137 1,035 916 769 822 917 +11.5% 2,172 1,739 -19.9% Consolidated profit 881 800 682 606 645 714 +10.7% 1,681 1,359 -19.1% Attributable profit 871 789 669 594 632 714 +12.9% 1,660 1,346 -18.9%

37 United States (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 1,378 1,499 1,669 1,594 1,465 1,436 -2.0% 2,877 2,901 +0.8% Net fee income 197 198 194 183 190 200 +5.7% 394 390 -1.1% Gains (losses) on financial transactions and other 236 157 139 180 173 161 -7.0% 394 333 -15.4% Total revenue 1,811 1,854 2,001 1,957 1,827 1,797 -1.7% 3,665 3,624 -1.1% Operating expenses (798) (883) (953) (964) (912) (887) -2.8% (1,682) (1,799) +7.0% Net operating income 1,013 970 1,048 993 915 910 -0.5% 1,984 1,825 -8.0% Net loan-loss provisions (256) (338) (513) (637) (567) (438) -22.9% (594) (1,005) +69.3% Other gains (losses) and provisions (19) 7 (5) (3) (2) (55) — (12) (57) +374.0% Profit before tax 738 640 530 354 346 417 +20.6% 1,378 762 -44.7% Consolidated profit 583 507 399 294 300 367 +22.4% 1,090 667 -38.8% Attributable profit 583 507 399 294 300 367 +22.4% 1,090 667 -38.8%

38 United States (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 1,431 1,478 1,558 1,506 1,455 1,446 -0.6% 2,909 2,901 -0.3% Net fee income 204 194 179 173 188 202 +7.1% 399 390 -2.2% Gains (losses) on financial transactions and other 246 153 125 170 171 162 -5.6% 398 333 -16.3% Total revenue 1,881 1,825 1,863 1,848 1,814 1,810 -0.3% 3,706 3,624 -2.2% Operating expenses (829) (871) (889) (912) (906) (893) -1.4% (1,700) (1,799) +5.8% Net operating income 1,052 954 974 936 908 917 +0.9% 2,006 1,825 -9.0% Net loan-loss provisions (266) (335) (487) (609) (563) (442) -21.6% (600) (1,005) +67.5% Other gains (losses) and provisions (20) 8 (5) (2) (2) (56) — (12) (57) +368.8% Profit before tax 766 627 482 325 343 419 +22.2% 1,393 762 -45.3% Consolidated profit 606 497 361 272 298 369 +24.0% 1,102 667 -39.5% Attributable profit 606 497 361 272 298 369 +24.0% 1,102 667 -39.5%

39 United States (USD mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 1,546 1,597 1,684 1,627 1,572 1,562 -0.6% 3,143 3,134 -0.3% Net fee income 221 210 193 186 203 218 +7.1% 431 421 -2.2% Gains (losses) on financial transactions and other 265 165 135 183 185 175 -5.6% 430 360 -16.3% Total revenue 2,032 1,972 2,012 1,997 1,960 1,955 -0.3% 4,004 3,915 -2.2% Operating expenses (895) (942) (960) (985) (979) (965) -1.4% (1,837) (1,944) +5.8% Net operating income 1,137 1,030 1,052 1,012 981 990 +0.9% 2,167 1,972 -9.0% Net loan-loss provisions (287) (362) (527) (658) (609) (477) -21.6% (649) (1,086) +67.5% Other gains (losses) and provisions (22) 9 (5) (2) (2) (60) — (13) (62) +368.8% Profit before tax 828 677 520 351 371 453 +22.2% 1,505 824 -45.3% Consolidated profit 654 536 390 294 322 399 +24.0% 1,191 721 -39.5% Attributable profit 654 536 390 294 322 399 +24.0% 1,191 721 -39.5%

40 Mexico (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 753 853 950 1,009 983 1,045 +6.3% 1,606 2,027 +26.2% Net fee income 245 283 303 309 320 344 +7.5% 529 663 +25.5% Gains (losses) on financial transactions and other (17) (22) (37) (7) (2) 74 — (38) 73 — Total revenue 982 1,115 1,216 1,311 1,300 1,463 +12.5% 2,096 2,763 +31.8% Operating expenses (432) (498) (537) (609) (540) (623) +15.3% (930) (1,163) +25.1% Net operating income 549 617 679 702 760 840 +10.6% 1,166 1,600 +37.2% Net loan-loss provisions (183) (184) (188) (233) (239) (284) +18.7% (367) (523) +42.4% Other gains (losses) and provisions (26) (26) (38) (3) (17) (13) -22.4% (53) (29) -44.0% Profit before tax 340 407 452 466 504 543 +7.8% 747 1,048 +40.3% Consolidated profit 257 308 340 352 373 402 +7.9% 565 775 +37.2% Attributable profit 249 297 328 339 359 401 +11.8% 546 760 +39.2%

41 Mexico (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 883 930 990 1,038 1,002 1,025 +2.2% 1,812 2,027 +11.9% Net fee income 287 309 314 316 326 337 +3.4% 596 663 +11.3% Gains (losses) on financial transactions and other (20) (24) (39) (6) (2) 75 — (43) 73 — Total revenue 1,150 1,215 1,265 1,348 1,326 1,437 +8.3% 2,365 2,763 +16.8% Operating expenses (506) (543) (559) (627) (551) (612) +11.0% (1,049) (1,163) +10.9% Net operating income 644 672 706 721 775 825 +6.4% 1,316 1,600 +21.5% Net loan-loss provisions (215) (200) (194) (240) (244) (279) +14.3% (414) (523) +26.2% Other gains (losses) and provisions (31) (29) (40) (1) (17) (13) -25.9% (59) (29) -50.3% Profit before tax 399 444 471 479 514 533 +3.7% 842 1,048 +24.3% Consolidated profit 302 336 355 362 380 395 +3.8% 638 775 +21.6% Attributable profit 292 324 342 349 366 394 +7.6% 616 760 +23.4%

42 Mexico (MXN mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 17,319 18,241 19,417 20,360 19,669 20,110 +2.2% 35,560 39,779 +11.9% Net fee income 5,641 6,061 6,170 6,210 6,400 6,619 +3.4% 11,703 13,019 +11.3% Gains (losses) on financial transactions and other (384) (466) (771) (116) (39) 1,462 — (850) 1,423 — Total revenue 22,576 23,836 24,817 26,453 26,030 28,192 +8.3% 46,413 54,222 +16.8% Operating expenses (9,939) (10,646) (10,967) (12,313) (10,819) (12,009) +11.0% (20,585) (22,828) +10.9% Net operating income 12,638 13,190 13,850 14,140 15,211 16,182 +6.4% 25,828 31,393 +21.5% Net loan-loss provisions (4,212) (3,919) (3,815) (4,709) (4,786) (5,472) +14.3% (8,131) (10,257) +26.2% Other gains (losses) and provisions (606) (559) (793) (23) (332) (246) -25.9% (1,165) (579) -50.3% Profit before tax 7,820 8,712 9,242 9,408 10,093 10,464 +3.7% 16,532 20,557 +24.3% Consolidated profit 5,921 6,591 6,962 7,098 7,465 7,747 +3.8% 12,512 15,211 +21.6% Attributable profit 5,724 6,362 6,709 6,841 7,184 7,729 +7.6% 12,086 14,913 +23.4%

43 Other North America (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 0 (0) (0) 0 0 3 — 0 3 — Net fee income 1 13 17 16 12 11 -7.9% 14 23 +66.0% Gains (losses) on financial transactions and other 1 4 6 11 1 2 +129.4% 5 3 -37.2% Total revenue 2 17 23 28 14 16 +18.9% 19 30 +54.6% Operating expenses (30) (51) (56) (59) (47) (50) +8.0% (81) (97) +20.0% Net operating income (28) (34) (33) (32) (33) (34) +3.6% (62) (68) +9.3% Net loan-loss provisions 0 (1) (2) (3) (2) (1) -69.4% (1) (2) +67.2% Other gains (losses) and provisions (0) (0) (2) (2) (0) (1) — (1) (1) +28.0% Profit before tax (28) (36) (37) (36) (35) (36) +1.3% (64) (71) +10.8% Consolidated profit (26) (33) (34) (27) (33) (50) +51.2% (59) (83) +40.6% Attributable profit (26) (32) (34) (27) (32) (49) +55.7% (58) (81) +39.7%

44 Other North America (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 0 (0) (0) 0 0 3 — 0 3 — Net fee income 1 13 17 16 12 11 -7.9% 14 23 +66.0% Gains (losses) on financial transactions and other 1 4 6 11 1 2 +129.4% 5 3 -37.2% Total revenue 2 17 23 28 14 16 +18.9% 19 30 +54.6% Operating expenses (30) (51) (56) (59) (47) (50) +8.0% (81) (97) +20.0% Net operating income (28) (34) (33) (32) (33) (34) +3.6% (62) (68) +9.3% Net loan-loss provisions 0 (1) (2) (3) (2) (1) -69.4% (1) (2) +67.2% Other gains (losses) and provisions (0) (0) (2) (2) (0) (1) — (1) (1) +26.7% Profit before tax (28) (36) (37) (36) (35) (36) +1.3% (64) (71) +10.7% Consolidated profit (26) (33) (34) (27) (33) (50) +51.2% (59) (83) +40.6% Attributable profit (26) (32) (34) (27) (32) (49) +55.7% (58) (81) +39.7%

45 South America (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 3,037 3,390 3,411 3,141 3,163 3,314 +4.8% 6,427 6,477 +0.8% Net fee income 1,013 1,162 1,174 1,165 1,166 1,229 +5.4% 2,175 2,395 +10.1% Gains (losses) on financial transactions and other 145 185 95 106 75 91 +21.0% 330 166 -49.9% Total revenue 4,195 4,738 4,680 4,412 4,404 4,634 +5.2% 8,933 9,037 +1.2% Operating expenses (1,484) (1,669) (1,782) (1,740) (1,723) (1,810) +5.0% (3,153) (3,534) +12.1% Net operating income 2,711 3,069 2,898 2,672 2,680 2,823 +5.3% 5,780 5,504 -4.8% Net loan-loss provisions (999) (1,335) (1,300) (1,408) (1,232) (1,309) +6.3% (2,333) (2,541) +8.9% Other gains (losses) and provisions (151) (130) (107) (156) (201) (386) +92.3% (281) (587) +108.6% Profit before tax 1,561 1,604 1,491 1,108 1,247 1,128 -9.6% 3,165 2,376 -24.9% Consolidated profit 1,052 1,215 1,082 865 898 800 -10.9% 2,268 1,698 -25.1% Attributable profit 900 1,046 938 774 790 668 -15.4% 1,946 1,458 -25.1%

46 South America (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 3,042 3,081 3,088 3,192 3,098 3,379 +9.0% 6,124 6,477 +5.8% Net fee income 1,003 1,057 1,074 1,195 1,154 1,241 +7.5% 2,060 2,395 +16.3% Gains (losses) on financial transactions and other 188 241 181 80 109 56 -48.6% 429 166 -61.4% Total revenue 4,234 4,379 4,343 4,466 4,362 4,675 +7.2% 8,613 9,037 +4.9% Operating expenses (1,441) (1,498) (1,619) (1,803) (1,695) (1,839) +8.5% (2,938) (3,534) +20.3% Net operating income 2,793 2,881 2,723 2,664 2,667 2,837 +6.4% 5,675 5,504 -3.0% Net loan-loss provisions (1,039) (1,283) (1,252) (1,399) (1,242) (1,299) +4.6% (2,322) (2,541) +9.4% Other gains (losses) and provisions (138) (90) (71) (156) (198) (389) +96.2% (228) (587) +157.9% Profit before tax 1,616 1,509 1,401 1,108 1,227 1,149 -6.4% 3,125 2,376 -24.0% Consolidated profit 1,081 1,147 1,031 871 881 817 -7.2% 2,228 1,698 -23.8% Attributable profit 921 978 885 778 772 686 -11.1% 1,899 1,458 -23.2%

47 Brazil (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 2,143 2,279 2,251 2,229 2,105 2,180 +3.5% 4,421 4,285 -3.1% Net fee income 743 857 812 884 817 858 +5.1% 1,600 1,675 +4.7% Gains (losses) on financial transactions and other 133 238 215 127 135 185 +37.4% 371 321 -13.7% Total revenue 3,019 3,374 3,278 3,240 3,057 3,224 +5.4% 6,393 6,281 -1.8% Operating expenses (930) (1,022) (1,058) (1,171) (1,080) (1,127) +4.4% (1,951) (2,207) +13.1% Net operating income 2,089 2,352 2,220 2,069 1,977 2,096 +6.0% 4,442 4,073 -8.3% Net loan-loss provisions (852) (1,163) (1,150) (1,252) (1,034) (1,129) +9.2% (2,015) (2,163) +7.3% Other gains (losses) and provisions (114) (43) (23) (79) (178) (323) +81.3% (157) (501) +218.9% Profit before tax 1,123 1,146 1,047 738 765 645 -15.8% 2,270 1,410 -37.9% Consolidated profit 700 819 738 565 517 413 -20.1% 1,519 929 -38.8% Attributable profit 627 737 662 517 469 354 -24.6% 1,365 823 -39.7%

48 Brazil (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 2,287 2,174 2,165 2,182 2,141 2,144 +0.1% 4,461 4,285 -3.9% Net fee income 793 822 780 866 831 844 +1.6% 1,614 1,675 +3.7% Gains (losses) on financial transactions and other 142 232 208 123 137 183 +33.4% 375 321 -14.4% Total revenue 3,222 3,228 3,153 3,172 3,109 3,171 +2.0% 6,450 6,281 -2.6% Operating expenses (992) (977) (1,020) (1,148) (1,098) (1,109) +0.9% (1,969) (2,207) +12.1% Net operating income 2,230 2,252 2,133 2,024 2,011 2,063 +2.6% 4,481 4,073 -9.1% Net loan-loss provisions (909) (1,124) (1,110) (1,227) (1,051) (1,112) +5.7% (2,033) (2,163) +6.4% Other gains (losses) and provisions (122) (37) (20) (78) (181) (320) +76.5% (158) (501) +216.1% Profit before tax 1,199 1,091 1,003 719 778 631 -18.9% 2,290 1,410 -38.4% Consolidated profit 747 785 709 551 525 404 -23.1% 1,533 929 -39.4% Attributable profit 670 707 636 505 477 346 -27.5% 1,377 823 -40.2%

49 Brazil (BRL mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 12,527 11,912 11,859 11,953 11,731 11,745 +0.1% 24,439 23,476 -3.9% Net fee income 4,342 4,501 4,275 4,746 4,550 4,625 +1.6% 8,844 9,175 +3.7% Gains (losses) on financial transactions and other 780 1,272 1,139 677 752 1,004 +33.4% 2,052 1,756 -14.4% Total revenue 17,650 17,685 17,272 17,376 17,034 17,373 +2.0% 35,335 34,408 -2.6% Operating expenses (5,435) (5,350) (5,585) (6,289) (6,018) (6,074) +0.9% (10,785) (12,092) +12.1% Net operating income 12,215 12,335 11,687 11,086 11,017 11,299 +2.6% 24,550 22,316 -9.1% Net loan-loss provisions (4,980) (6,157) (6,082) (6,723) (5,760) (6,089) +5.7% (11,137) (11,850) +6.4% Other gains (losses) and provisions (666) (201) (111) (425) (992) (1,751) +76.5% (868) (2,743) +216.1% Profit before tax 6,569 5,976 5,495 3,939 4,264 3,459 -18.9% 12,545 7,724 -38.4% Consolidated profit 4,094 4,301 3,884 3,020 2,878 2,213 -23.1% 8,396 5,091 -39.4% Attributable profit 3,668 3,876 3,483 2,764 2,614 1,894 -27.5% 7,544 4,508 -40.2%

50 Chile (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 483 554 402 332 371 356 -3.9% 1,038 727 -29.9% Net fee income 112 110 120 127 153 163 +6.6% 222 316 +42.8% Gains (losses) on financial transactions and other 55 43 55 56 82 103 +25.3% 98 185 +89.3% Total revenue 650 707 577 515 606 623 +2.7% 1,357 1,229 -9.4% Operating expenses (234) (255) (248) (244) (254) (266) +4.7% (489) (521) +6.4% Net operating income 416 452 329 271 352 356 +1.2% 868 708 -18.4% Net loan-loss provisions (95) (110) (85) (108) (117) (86) -26.8% (205) (203) -0.9% Other gains (losses) and provisions 1 (19) (0) 9 10 16 +58.4% (17) 26 — Profit before tax 322 323 244 172 245 286 +17.0% 646 531 -17.8% Consolidated profit 267 292 227 169 212 252 +19.2% 560 464 -17.1% Attributable profit 188 204 160 126 150 180 +19.6% 391 330 -15.7%

51 Chile (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 503 573 432 358 371 357 -3.8% 1,076 727 -32.4% Net fee income 116 113 128 135 153 163 +6.8% 230 316 +37.8% Gains (losses) on financial transactions and other 57 44 59 59 82 103 +25.5% 101 185 +82.7% Total revenue 676 730 619 552 606 623 +2.9% 1,407 1,229 -12.6% Operating expenses (244) (263) (265) (260) (254) (266) +4.9% (507) (521) +2.7% Net operating income 433 467 354 292 352 357 +1.4% 900 708 -21.3% Net loan-loss provisions (99) (114) (91) (116) (117) (86) -26.7% (213) (203) -4.4% Other gains (losses) and provisions 1 (19) (0) 10 10 16 +58.6% (18) 26 — Profit before tax 335 334 262 186 244 286 +17.2% 669 531 -20.7% Consolidated profit 278 302 244 183 212 253 +19.4% 580 464 -20.0% Attributable profit 195 211 172 136 150 180 +19.8% 406 330 -18.7%

52 Chile (CLP mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 437,644 498,964 376,457 311,342 322,790 310,631 -3.8% 936,608 633,420 -32.4% Net fee income 101,410 98,614 111,094 117,979 133,249 142,289 +6.8% 200,024 275,538 +37.8% Gains (losses) on financial transactions and other 49,773 38,455 51,362 51,664 71,478 89,691 +25.5% 88,228 161,169 +82.7% Total revenue 588,826 636,034 538,913 480,985 527,517 542,610 +2.9% 1,224,860 1,070,127 -12.6% Operating expenses (212,156) (229,397) (230,813) (226,805) (221,276) (232,073) +4.9% (441,553) (453,349) +2.7% Net operating income 376,671 406,636 308,100 254,180 306,241 310,537 +1.4% 783,307 616,778 -21.3% Net loan-loss provisions (85,876) (99,311) (79,579) (100,650) (102,184) (74,922) -26.7% (185,187) (177,106) -4.4% Other gains (losses) and provisions 1,288 (16,704) (254) 8,572 8,714 13,820 +58.6% (15,416) 22,535 — Profit before tax 292,083 290,621 228,267 162,103 212,771 249,435 +17.2% 582,704 462,206 -20.7% Consolidated profit 242,277 262,963 212,199 159,001 184,239 220,033 +19.4% 505,241 404,271 -20.0% Attributable profit 169,969 183,357 149,468 118,008 130,735 156,673 +19.8% 353,326 287,408 -18.7%

53 Argentina (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 300 432 616 431 532 606 +13.9% 732 1,138 +55.5% Net fee income 121 143 182 97 137 145 +5.7% 264 282 +6.9% Gains (losses) on financial transactions and other (57) (117) (205) (108) (168) (223) +32.6% (174) (390) +124.3% Total revenue 364 458 592 420 501 528 +5.4% 821 1,029 +25.3% Operating expenses (217) (260) (333) (178) (250) (272) +8.8% (477) (522) +9.4% Net operating income 147 198 259 242 251 256 +2.0% 345 508 +47.3% Net loan-loss provisions (39) (33) (34) (26) (43) (54) +26.0% (72) (97) +34.4% Other gains (losses) and provisions (38) (67) (81) (84) (30) (74) +145.5% (105) (104) -1.4% Profit before tax 71 97 144 132 179 129 -27.8% 168 308 +83.3% Consolidated profit 60 86 88 91 140 113 -18.9% 146 253 +73.4% Attributable profit 59 86 88 91 139 113 -19.0% 145 252 +73.4%

54 Argentina (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 132 210 354 505 431 707 +63.8% 342 1,138 +232.7% Net fee income 53 70 107 136 111 171 +53.8% 123 282 +128.8% Gains (losses) on financial transactions and other (25) (56) (114) (133) (136) (254) +86.9% (81) (390) +380.1% Total revenue 160 224 346 509 406 623 +53.3% 384 1,029 +168.2% Operating expenses (95) (127) (195) (249) (203) (319) +57.5% (223) (522) +134.1% Net operating income 65 96 151 260 204 304 +49.2% 161 508 +215.3% Net loan-loss provisions (17) (16) (21) (35) (35) (62) +78.7% (34) (97) +187.7% Other gains (losses) and provisions (17) (32) (47) (87) (24) (79) +226.2% (49) (104) +111.0% Profit before tax 31 47 83 139 145 163 +12.4% 78 308 +292.4% Consolidated profit 26 42 53 99 113 140 +23.4% 68 253 +271.1% Attributable profit 26 42 53 99 113 139 +23.3% 68 252 +271.2%

55 Argentina (ARS mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 36,978 58,765 99,007 141,515 120,749 197,821 +63.8% 95,742 318,570 +232.7% Net fee income 14,875 19,625 29,856 38,139 31,111 47,835 +53.8% 34,500 78,946 +128.8% Gains (losses) on financial transactions and other (6,999) (15,773) (32,048) (37,240) (38,103) (71,228) +86.9% (22,773) (109,331) +380.1% Total revenue 44,854 62,616 96,815 142,414 113,757 174,428 +53.3% 107,469 288,185 +168.2% Operating expenses (26,714) (35,664) (54,603) (69,729) (56,701) (89,315) +57.5% (62,377) (146,017) +134.1% Net operating income 18,140 26,952 42,213 72,685 57,056 85,113 +49.2% 45,092 142,168 +215.3% Net loan-loss provisions (4,791) (4,601) (5,922) (9,665) (9,694) (17,326) +78.7% (9,393) (27,020) +187.7% Other gains (losses) and provisions (4,654) (9,093) (13,151) (24,241) (6,806) (22,205) +226.2% (13,747) (29,011) +111.0% Profit before tax 8,695 13,258 23,139 38,779 40,555 45,582 +12.4% 21,952 86,137 +292.4% Consolidated profit 7,352 11,724 14,774 27,675 31,692 39,094 +23.4% 19,076 70,785 +271.1% Attributable profit 7,326 11,698 14,743 27,588 31,627 38,982 +23.3% 19,024 70,609 +271.2%

56 Other South America (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 111 125 142 150 154 172 +11.4% 236 327 +38.3% Net fee income 38 52 62 58 59 62 +5.6% 90 122 +34.9% Gains (losses) on financial transactions and other 13 22 29 31 26 25 -2.9% 35 51 +42.8% Total revenue 162 199 233 238 239 259 +8.4% 362 499 +37.9% Operating expenses (104) (132) (144) (147) (139) (145) +4.1% (236) (284) +20.6% Net operating income 59 67 89 91 100 114 +14.6% 126 214 +70.5% Net loan-loss provisions (13) (28) (30) (22) (38) (40) +5.2% (41) (78) +89.1% Other gains (losses) and provisions (1) (1) (3) (2) (3) (6) +103.2% (2) (9) +285.4% Profit before tax 45 37 56 66 59 68 +16.2% 82 127 +55.1% Consolidated profit 25 18 28 40 30 21 -29.0% 43 51 +19.3% Attributable profit 25 19 28 40 31 22 -30.4% 44 53 +20.9%

57 Other South America (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 121 124 137 147 155 171 +10.4% 245 327 +33.2% Net fee income 41 52 60 57 59 62 +4.3% 93 122 +31.1% Gains (losses) on financial transactions and other 14 21 29 30 26 24 -6.1% 35 51 +45.0% Total revenue 176 197 225 234 241 258 +7.1% 373 499 +33.8% Operating expenses (109) (130) (140) (145) (140) (144) +3.0% (240) (284) +18.6% Net operating income 66 67 86 88 101 114 +13.0% 133 214 +61.3% Net loan-loss provisions (15) (28) (29) (22) (38) (40) +4.2% (43) (78) +81.1% Other gains (losses) and provisions (1) (1) (3) (2) (3) (6) +103.3% (2) (9) +252.7% Profit before tax 50 37 53 65 59 68 +14.2% 87 127 +46.1% Consolidated profit 30 18 26 39 30 21 -31.2% 47 51 +9.3% Attributable profit 30 18 25 39 32 21 -32.5% 48 53 +10.8%

58 Digital Consumer Bank (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 1,020 1,012 1,000 990 1,029 1,011 -1.7% 2,032 2,040 +0.4% Net fee income 206 219 204 215 191 203 +6.4% 425 394 -7.2% Gains (losses) on financial transactions and other 86 30 111 177 123 101 -18.0% 116 224 +92.9% Total revenue 1,312 1,261 1,315 1,382 1,343 1,315 -2.1% 2,573 2,658 +3.3% Operating expenses (645) (603) (605) (609) (659) (655) -0.6% (1,248) (1,314) +5.3% Net operating income 667 658 709 773 684 660 -3.4% 1,325 1,344 +1.4% Net loan-loss provisions (148) (139) (142) (115) (193) (222) +15.0% (287) (415) +44.5% Other gains (losses) and provisions (17) (11) 4 (3) (43) 43 — (28) (1) -97.3% Profit before tax 502 508 572 655 447 481 +7.4% 1,010 928 -8.1% Consolidated profit 391 385 426 485 337 364 +8.2% 777 701 -9.7% Attributable profit 282 290 336 400 244 277 +13.7% 572 521 -8.9%

59 Digital Consumer Bank (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 997 992 982 980 1,027 1,013 -1.3% 1,989 2,040 +2.6% Net fee income 205 218 203 214 191 203 +6.4% 423 394 -6.8% Gains (losses) on financial transactions and other 85 31 110 175 123 101 -17.9% 115 224 +94.2% Total revenue 1,287 1,240 1,296 1,369 1,341 1,317 -1.7% 2,527 2,658 +5.2% Operating expenses (633) (592) (596) (607) (658) (656) -0.3% (1,225) (1,314) +7.3% Net operating income 654 648 700 762 683 661 -3.1% 1,302 1,344 +3.2% Net loan-loss provisions (143) (137) (139) (116) (192) (223) +15.8% (281) (415) +48.0% Other gains (losses) and provisions (16) (11) 3 (3) (43) 43 — (27) (1) -97.3% Profit before tax 494 500 565 643 447 481 +7.7% 994 928 -6.6% Consolidated profit 385 379 420 476 336 365 +8.6% 764 701 -8.2% Attributable profit 276 284 330 392 243 278 +14.4% 560 521 -6.9%

60 Corporate Centre (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income (172) (181) (157) (142) (52) (42) -19.2% (353) (94) -73.5% Net fee income (3) 2 (2) (16) (3) (3) -1.1% (1) (7) — Gains (losses) on financial transactions and other (126) (267) (259) (163) (69) (172) +149.4% (393) (242) -38.5% Total revenue (301) (446) (418) (322) (124) (218) +75.0% (747) (342) -54.2% Operating expenses (87) (92) (93) (100) (95) (95) -0.0% (179) (189) +5.6% Net operating income (388) (538) (511) (422) (219) (312) +42.6% (926) (531) -42.6% Net loan-loss provisions (1) (4) 2 13 3 1 -75.3% (5) 4 — Other gains (losses) and provisions (48) (34) (35) (56) (44) (30) -32.4% (82) (74) -10.5% Profit before tax (437) (577) (544) (465) (260) (341) +31.2% (1,014) (601) -40.7% Consolidated profit (462) (577) (543) (466) (279) (341) +22.4% (1,040) (620) -40.4% Attributable profit (462) (577) (543) (466) (279) (341) +22.4% (1,040) (620) -40.4%

61 Retail Banking (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 8,112 8,635 9,058 9,050 8,977 9,524 +6.1% 16,747 18,501 +10.5% Net fee income 1,807 1,982 1,968 1,896 1,901 1,965 +3.4% 3,789 3,865 +2.0% Gains (losses) on financial transactions and other 184 (45) (18) 45 (98) (282) +187.0% 139 (380) — Total revenue 10,103 10,572 11,008 10,991 10,779 11,206 +4.0% 20,675 21,985 +6.3% Operating expenses (4,392) (4,621) (4,764) (4,775) (4,755) (4,891) +2.9% (9,013) (9,646) +7.0% Net operating income 5,711 5,952 6,244 6,216 6,024 6,315 +4.8% 11,662 12,339 +5.8% Net loan-loss provisions (2,113) (2,624) (2,726) (2,748) (2,898) (2,877) -0.7% (4,737) (5,776) +21.9% Other gains (losses) and provisions (418) (454) (671) (584) (717) (755) +5.3% (872) (1,472) +68.8% Profit before tax 3,180 2,873 2,847 2,884 2,409 2,683 +11.4% 6,053 5,091 -15.9% Consolidated profit 2,321 2,208 2,107 2,199 1,763 1,938 +9.9% 4,529 3,701 -18.3% Attributable profit 2,064 1,954 1,917 1,998 1,552 1,718 +10.7% 4,018 3,269 -18.6%

62 Retail Banking (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 8,229 8,383 8,709 9,015 8,961 9,540 +6.5% 16,612 18,501 +11.4% Net fee income 1,823 1,918 1,896 1,919 1,898 1,967 +3.6% 3,742 3,865 +3.3% Gains (losses) on financial transactions and other 224 11 52 8 (71) (310) +337.5% 235 (380) — Total revenue 10,275 10,313 10,657 10,942 10,788 11,197 +3.8% 20,588 21,985 +6.8% Operating expenses (4,395) (4,469) (4,569) (4,806) (4,742) (4,905) +3.4% (8,864) (9,646) +8.8% Net operating income 5,881 5,843 6,087 6,136 6,046 6,293 +4.1% 11,724 12,339 +5.2% Net loan-loss provisions (2,187) (2,581) (2,660) (2,725) (2,912) (2,864) -1.7% (4,768) (5,776) +21.1% Other gains (losses) and provisions (405) (412) (639) (580) (716) (755) +5.4% (817) (1,472) +80.2% Profit before tax 3,289 2,850 2,789 2,832 2,418 2,673 +10.6% 6,139 5,091 -17.1% Consolidated profit 2,401 2,200 2,080 2,158 1,771 1,931 +9.0% 4,601 3,701 -19.6% Attributable profit 2,137 1,945 1,887 1,955 1,557 1,712 +10.0% 4,083 3,269 -19.9%

63 Corporate & Investment Banking (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 783 929 916 919 838 774 -7.6% 1,712 1,612 -5.8% Net fee income 529 500 489 464 619 554 -10.5% 1,029 1,172 +14.0% Gains (losses) on financial transactions and other 456 406 567 420 749 819 +9.2% 862 1,568 +82.0% Total revenue 1,768 1,835 1,973 1,803 2,206 2,147 -2.7% 3,602 4,353 +20.8% Operating expenses (618) (673) (755) (856) (738) (772) +4.5% (1,291) (1,510) +17.0% Net operating income 1,149 1,162 1,218 946 1,468 1,375 -6.3% 2,311 2,843 +23.0% Net loan-loss provisions 15 11 (10) (265) 28 (31) — 26 (3) — Other gains (losses) and provisions (23) (35) (22) (50) (36) (25) -31.2% (58) (61) +5.7% Profit before tax 1,141 1,138 1,186 631 1,460 1,320 -9.6% 2,280 2,779 +21.9% Consolidated profit 817 821 871 489 1,041 961 -7.8% 1,638 2,002 +22.2% Attributable profit 765 772 822 457 976 899 -7.9% 1,537 1,876 +22.0%

64 Corporate & Investment Banking (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 779 875 840 935 818 794 -2.9% 1,654 1,612 -2.6% Net fee income 532 484 471 468 617 555 -10.1% 1,017 1,172 +15.3% Gains (losses) on financial transactions and other 460 394 563 422 754 815 +8.1% 853 1,568 +83.8% Total revenue 1,771 1,753 1,874 1,824 2,189 2,164 -1.2% 3,524 4,353 +23.5% Operating expenses (626) (658) (729) (852) (735) (775) +5.5% (1,284) (1,510) +17.6% Net operating income 1,146 1,095 1,145 972 1,454 1,388 -4.5% 2,240 2,843 +26.9% Net loan-loss provisions 14 12 (6) (262) 29 (31) — 26 (3) — Other gains (losses) and provisions (24) (35) (22) (49) (36) (25) -31.3% (59) (61) +3.3% Profit before tax 1,136 1,071 1,117 661 1,447 1,333 -7.9% 2,207 2,779 +25.9% Consolidated profit 803 762 816 519 1,028 974 -5.3% 1,566 2,002 +27.9% Attributable profit 750 713 767 485 963 913 -5.2% 1,463 1,876 +28.2%

65 Wealth Management & Insurance (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 131 167 227 322 413 456 +10.5% 298 869 +191.8% Net fee income 322 333 328 309 309 317 +2.7% 655 626 -4.5% Gains (losses) on financial transactions and other 121 118 134 123 108 114 +5.5% 238 222 -6.9% Total revenue 573 619 689 754 830 887 +7.0% 1,192 1,717 +44.1% Operating expenses (248) (257) (267) (281) (278) (283) +1.6% (506) (561) +11.0% Net operating income 325 361 422 473 551 604 +9.7% 686 1,156 +68.4% Net loan-loss provisions 1 (7) (9) 2 1 15 — (7) 16 — Other gains (losses) and provisions (8) (12) (6) (10) (23) (12) -47.7% (20) (35) +76.5% Profit before tax 317 343 406 465 529 607 +14.8% 660 1,136 +72.2% Consolidated profit 245 268 311 357 396 462 +16.7% 514 857 +66.8% Attributable profit 230 252 294 342 377 442 +17.3% 482 819 +69.8%

66 Wealth Management & Insurance (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 130 162 220 320 412 457 +10.9% 292 869 +197.4% Net fee income 326 327 317 309 307 319 +4.0% 653 626 -4.1% Gains (losses) on financial transactions and other 125 123 136 121 109 113 +3.3% 248 222 -10.5% Total revenue 581 612 672 750 828 889 +7.3% 1,193 1,717 +43.9% Operating expenses (253) (254) (260) (278) (278) (283) +1.9% (507) (561) +10.8% Net operating income 328 358 413 472 550 606 +10.1% 686 1,156 +68.4% Net loan-loss provisions 1 (7) (9) 2 1 15 — (7) 16 — Other gains (losses) and provisions (8) (12) (6) (10) (23) (12) -47.5% (20) (35) +77.5% Profit before tax 321 339 398 464 528 608 +15.2% 660 1,136 +72.2% Consolidated profit 249 267 305 357 395 462 +17.0% 515 857 +66.4% Attributable profit 233 250 288 341 376 443 +17.7% 483 819 +69.5%

67 PagoNxt (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 2 3 6 11 9 22 +138.0% 5 31 — Net fee income 157 222 231 270 218 228 +4.4% 379 446 +17.7% Gains (losses) on financial transactions and other 3 11 19 18 16 27 +69.6% 14 43 +215.2% Total revenue 162 236 257 299 244 277 +13.8% 398 521 +31.0% Operating expenses (190) (258) (281) (296) (278) (295) +6.3% (447) (573) +28.0% Net operating income (28) (22) (24) 3 (34) (18) -48.0% (50) (52) +4.0% Net loan-loss provisions (3) (9) (13) (20) (6) (6) -4.9% (11) (12) +10.9% Other gains (losses) and provisions (1) (3) (12) (10) (2) (10) +352.1% (4) (13) +244.6% Profit before tax (31) (33) (49) (27) (43) (34) -20.2% (64) (77) +18.8% Consolidated profit (53) (48) (64) (39) (57) (48) -16.1% (101) (105) +4.5% Attributable profit (54) (50) (69) (42) (55) (48) -13.3% (104) (103) -0.3%

68 PagoNxt (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q2'23 / Q1'23 H1'22 H1'23 H1'23 / H1'22 Net interest income 2 3 6 11 9 22 +133.5% 5 31 — Net fee income 170 221 229 270 221 226 +2.3% 390 446 +14.4% Gains (losses) on financial transactions and other 3 10 19 17 16 27 +69.4% 14 43 +209.2% Total revenue 175 234 254 298 246 275 +11.7% 409 521 +27.5% Operating expenses (197) (256) (279) (296) (278) (294) +5.6% (453) (573) +26.5% Net operating income (22) (22) (25) 2 (32) (19) -40.5% (44) (52) +17.8% Net loan-loss provisions (3) (8) (13) (20) (6) (6) -5.2% (11) (12) +10.3% Other gains (losses) and provisions (1) (3) (12) (9) (2) (10) +345.3% (4) (13) +248.1% Profit before tax (26) (33) (50) (27) (41) (36) -13.3% (59) (77) +30.5% Consolidated profit (49) (47) (64) (39) (56) (49) -11.9% (96) (105) +9.0% Attributable profit (50) (49) (69) (43) (54) (49) -8.9% (100) (103) +3.7%

69 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Quarterly income statements Glossary

70 Glossary - Acronyms ❑ ALCO: Assets and Liabilities Committee ❑ AT1: Additional Tier 1 ❑ AuM: Assets under Management ❑ BFG: Deposit Guarantee Fund in Poland ❑ bn: Billion ❑ Bps: basis points ❑ CET1: Common equity tier 1 ❑ CIB: Corporate & Investment Bank ❑ CoR: Cost of credit / cost of risk ❑ Covid-19: Coronavirus Disease 19 ❑ DGF: Deposit guarantee fund ❑ HQLA: High quality liquid asset ❑ FL: Fully-loaded ❑ FX: Foreign exchange ❑ EPS: Earning per share ❑ ESG: Environmental, social and governance ❑ FY: Full year ❑ HTC&S: Held to collect and sell ❑ IFRS 9: International Financial Reporting Standard 9, regarding financial instruments ❑ LLPs: Loan-loss provisions ❑ M/LT: Medium- and long-term ❑ MKS: Market share ❑ mn: million ❑ MREL: Minimum requirement for eligible liabilities ❑ NII: Net interest income ❑ NIM: Net interest margin ❑ NPL: Non-performing loans ❑ NPS: Net promoter score ❑ PBT: Profit before tax ❑ P&L: Profit and loss ❑ PoS: Point of Sale ❑ Pp: percentage points ❑ PPP: Pre-provision profit ❑ QoQ: Quarter-on-Quarter ❑ Repos: Repurchase agreements ❑ RoRWA: Return on risk-weighted assets ❑ RoTE: Return on tangible equity ❑ RWA: Risk-weighted assets ❑ SAM: Santander Asset Management ❑ SBNA: Santander Bank NA ❑ SCIB: Santander Corporate & Investment Banking ❑ SC USA: Santander Consumer USA ❑ SME: Small and Medium Enterprises ❑ SRF: Single Resolution Fund ❑ ST: Short term ❑ T1/T2: Tier 1 / Tier 2 ❑ TLAC: Total loss absorbing capacity ❑ TNAV: Tangible net asset value ❑ UX: User experience ❑ YoY: Year-on-Year ❑ YTD: Year to date ❑ WM&I: Wealth Management & Insurance

71 Glossary - Definitions Notes: The averages for the RoTE and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances. The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation). PROFITABILITY AND EFFICIENCY ✓ RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill) ✓ RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets ✓ Efficiency: Operating expenses / total income. Operating expenses defined as general administrative expenses + amortisations VOLUMES ✓ Loans: Gross loans and advances to customers (excl. reverse repos) ✓ Customer funds: Customer deposits excluding repos + marketed mutual funds CREDIT RISK ✓ NPL ratio: Credit impaired loans and advances to customers, customer guarantees and customer commitments granted / Total risk. Total risk is defined as: Total loans and advances and guarantees to customers (including credit impaired assets) + contingent liabilities granted that are credit impaired ✓ NPL coverage ratio: Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted / Credit impaired loans and advances to customers, customer guarantees and customer commitments granted ✓ Cost of risk: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months CAPITALIZATION ✓ Tangible net asset value per share – TNAVps: Tangible stockholders' equity / number of shares (excluding treasury shares). Tangible stockholders' equity calculated as shareholders equity + accumulated other comprehensive income - intangible assets DIGITAL ✓ Transactions monetary & voluntary: customer interaction through mobile or internet banking which resulted in a change of balance. ATM transactions are not included ✓ Digital sales: percentage of new contracts executed through digital channels during the period. Digital sales as % of total sales

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SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    26 July 2023 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer